January 11, 2008
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
     Mail Stop 6010
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Quarterly Period Ended September 30, 2007 File No. 1-31719
Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter to the Company dated December 21, 2007 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.
We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.
Below we have listed your comments for ease of reference and our responses to those comments. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Commission’s letter.

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

Comment:
Form 10-K for the fiscal year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 39
1.	A basic tenet of FR 72 is that the effects of material estimates made in the preparation of financial statements should be transparent to users. Although you identify your accrual for medical claims and benefits payable as a critical estimate and discuss the underlying uncertainties and judgments made in your estimates, your disclosure of the effects of changes in this estimate does not appear to identify whether the underlying changes are reasonably likely. Please revise your disclosure regarding the sensitivity of your estimates for your liabilities for medical claims and benefits payable to clearly present the impact on earnings, financial position and liquidity of changes that you believe are reasonably likely to occur. In this regard, it is apparent from your SOP 94-5 disclosures on page 51 of your Form 10-K and page 29 of your September 30, 2007 Form 10-Q that your recent adjustments of prior period accruals are greater than the range provided in your sensitivity analyses.
Response:
Below is our response to comments 1 and 3 of the Commission’s letter. We have grouped our responses to the two comments since both of the comments relate to our disclosure of the effects of changes in our IBNR estimates, adjustments to prior period IBNR accruals, and our sensitivity analyses. In addition, attached hereto as Exhibit A is the excerpted and revised Critical Accounting Policy disclosure from the Company’s most recent Form 10-Q filing as referred to in the Commission’s comment 3. This revised disclosure, updated as appropriate for the current period, will be made in all future periodic report filings beginning with the Company’s Form 10-K for its fiscal year ended December 31, 2007.
Our revised disclosure will clarify that, because of our consistent reserving methodology, any benefit from an un-utilized prior period accrual for adverse claims development will likely be offset by the establishment of a new current period accrual for adverse claims development in an approximately equal amount (relative to premium revenue, medical expense, and medical claims liability).
As a standard practice, within our estimate of claims liabilities we include a reserve specifically for adverse claims development, as well as a reserve for the administrative costs of settling all claims incurred through the applicable reporting date. The absence of adverse claims development in a particular period will thus lead to the recognition of a benefit from prior period claims development in the subsequent period. However, that

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

benefit will affect current period earnings only to the extent that the replenishment of the reserve for adverse claims development is less than the benefit recognized in the current period relating to the development of reserves from the prior period. This generally does not occur, and thus current period earnings are largely unaffected by the benefit from prior period claims development.
A review of the SOP 94-5 tabular disclosure we presented in our Form 10-Q for the quarter ended September 30, 2007 illustrates this point. The initial portion of our SOP 94-5 disclosure is presented below for ease of reference. The last three rows of the table included below were not part of that original disclosure but are presented for analytical purposes (these three additional rows will be included in our future disclosures as shown in Exhibit A).

	Nine Months Ended September 30,
	2007	2006
Balances at beginning of period	$290,048	$217,354
Medical claims and benefits payable from business acquired	—	22,536
Components of medical care costs related to:
Current year	1,568,949	1,254,174
Prior years	(49,705)	(38,342)

Total medical care costs	1,519,244	1,215,832
Payments for medical care costs related to:
Current year	1,278,321	1,017,923
Prior years	222,249	180,872

Total paid	1,500,570	1,198,795

Balances at end of period	$308,722	$256,927

Benefit from prior period as a percentage of premium revenue	2.8%	2.7%
Benefit from prior period as a percentage of balance at beginning of period.	17.1%	17.6%
Benefit from prior period as a percentage of total medical care costs	3.3%	3.2%
The approximately equivalent percentages shown in the last three rows of the table demonstrate that the benefit recognized from prior period claims development was consistent and did not have a material impact on our reported earnings, financial position, or liquidity in the relevant periods. These results are what would be expected when the Company’s liability accruals are adequate for the periods presented and our reserving methodology has been consistent.
Despite our efforts always to maintain adequate claims liability accruals, we have in the past been required to increase our claims reserves for periods previously reported, and also to establish larger reserves for potential adverse claims development in the current period. This most recently occurred with respect to our second quarter in 2005, during which quarter we experienced an unexpected adverse claims development related to the previous quarter and an earnings loss.
Significant increases to our prior period claims reserves materially decrease reported earnings for the period in which the adjustment is made. Under these circumstances, current period earnings will be reduced both by the lack of a benefit from prior period

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

claims development and also by the need to establish a larger reserve for adverse claims development on a go-forward basis.
This pattern can be seen in our SOP 94-5 tabular disclosure on page 51 of our 2006 Form 10-K. That disclosure shows that our 2005 earnings were reduced by $466,000 as a result of the under-accrual of our claims liability. This under-accrual related primarily to the second quarter of 2005 as referenced above. As a result of that under-accrual, we were required to establish larger reserves in the first half of 2006 for potential adverse claims development. This can be seen from the SOP 94-5 tabular disclosure in our first and second quarter 2006 Forms 10-Q.
The SOP 94-5 disclosure in our 2006 Form 10-K shows a benefit of approximately $37.6 million from the positive development of our claims accrual as established at December 31, 2005. However, it should be stressed that this does not mean that our 2006 earnings were $37.6 million higher due to the favorable prior period claims development from 2005. In fact, as noted above, the benefit in 2007 of $37.4 million (through September 30, 2007) for the liability established at December 31, 2006 substantially offset the favorable claims development in 2006 from 2005. In addition, since our claims processing costs are reflected in our administrative expenses, a portion of what appears to be positive claims development in 2006 is the reversal of the reserve for the administrative costs of settling all claims included in our claims liability, a reserve which was also re-established as part of our overall December 31, 2006 claims reserve. As noted above in our discussion of the SOP 94-5 disclosure from our most recent Form 10-Q, the benefits recognized as of the nine months ended September 30, 2006 and 2007 were of a similar size to the $37.6 million benefit as of December 31, 2006 disclosed in our 2006 10-K. This indicates that any depletion of a particular quarter’s reserve for adverse claims development was substantially offset by the establishment of a new reserve in the subsequent quarter.
The preceding discussion illustrates that the tabular SOP 94-5 disclosure may not by itself provide sufficient information to the user given that an under-accrual of claims liability in one period (and therefore an overstatement of earnings in that period) will not become apparent until the SOP 94-5 disclosure in the following period reflects the absence of a benefit for that prior period. To compensate for this and to provide investors with more current measures of our earnings quality, we have regularly included in our disclosures the following additional information:
•	In order to help investors gauge the consistency of our reserving methodology over time, we have routinely disclosed “days in claims payable” in our quarterly earnings releases and more recently in our reports on Form 10-Q. The “days in claims payable” calculation measures the size of our accrual for medical claims and benefits payable relative to our annualized medical care costs. In order to calculate “days in claims payable”: (i) we first divide annualized medical care costs at the close of each period presented by the number of days in the year to arrive at average medical care costs per day, then (ii) we divide that number into

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

our accrual for medical claims and benefits payable to arrive at “days in claim payable.” The presentation of this measure over a number of periods allows investors to gauge the relative degree of caution implicit in our accruals. At public analyst calls over the last year, the Company has consistently stated its intent to maintain days in claims payable in the range of 50-55 days. As reported on page 23 of our quarterly report on Form 10-Q for the quarter ended September 30, 2007, days in claims payable were 54 days at each of September 30, 2007, June 30, 2007, and September 30, 2006.

•	We have also provided information on actual claims inventory on hand — both the number of claims and the billed charges associated with those claims. See, for example, the SOP 94-5 tabular disclosure we included in our Form 10-Q for the quarter ended September 30, 2007.
We believe these additional disclosures assist in making our financial information transparent to users.
In addition to making the supplemental and revised disclosures on a prospective basis as described above, we also intend to expand the range of our tabular disclosure regarding a hypothetical increase or decrease of our completion factors and trended per member per month (PMPM) cost estimates. This will increase the likelihood that any subsequent adjustments of our prior period accruals are included in the range provided in our sensitivity analyses. Such supplemental disclosure regarding the effect of hypothetical changes in our completion factors and PMPM cost estimates will include the potential impact on our net income and earnings per diluted share.
Finally, we intend to reorganize our disclosures so that the SOP 94-5 disclosure, updated as appropriate for the then-current period, would also appear in the discussion of our Critical Accounting Policies. This will allow us to address with specificity the impact on our earnings, financial position, and liquidity of changes that we believe are reasonably likely in our estimates for the relevant period.
Comment:
Contractual Obligations, page 41
2.	We believe that insurance obligations, including your medical claims and benefits payable, are contractual obligations under Item 303(a)(5) of Regulations S-K. Please revise your contractual obligation table to include the estimated timing of the payment of your medical claims and benefits payable.

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

Response:
     We note the Staff’s comment and will revise the contractual obligation table in all of our subsequently filed Forms 10-K to add a row to include our medical claims and benefits payable and the estimated timing of the payment of those obligations.
Comment:
Form 10-Q for the quarterly period ended September 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 28
3.	Your reversal of prior period accruals for medical claims and benefits payable for the interim periods in both 2007 and 2006 and for the annual period of 2006 appear to be significant compared to your reported net income for the respective periods. However, your disclosures of medical claims and benefits payable here and medical care costs in the results of operations section do not appear to discuss your significant adjustments to prior period accruals. Please revise your disclosures to fully discuss why you adjusted your estimates of prior period accruals. Please ensure that you discuss your actual experience compared to your estimates of the completion factors and trended per member per month costs you identify in your sensitivity analyses of these liabilities.
Response:
We note the Commission’s comment and will revise the disclosure in all future filings of our Forms 10-Q to read in a manner that is consistent with our response given above with respect to comment 1.
Acknowledgement:
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435-3666, ext. 111566, or Jeff Barlow at (916) 646-9193, ext. 114663.

Respectfully submitted, /s/ Joseph W. White Joseph W. White Chief Accounting Officer

cc: Mark Brunhofer

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

EXHIBIT A
ATTACHMENT TO RESPONSE OF MOLINA HEALTHCARE TO S.E.C. COMMENT LETTER
Comments 1 and 3
Critical Accounting Policies
     When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. The determination of our liability for claims and medical benefits payable is particularly important to the determination of our financial position and results of operations in any particular period. Such determination of our liability requires the application of a significant degree of judgment by our management. As a result, the determination of our liability for claims and medical benefits is subject to an inherent degree of uncertainty.
     Our medical care costs include amounts that have actually been paid by us through the reporting date, as well as estimated liabilities for medical care costs incurred but not paid by us as of the reporting date. Such medical care cost liabilities include, among other items, capitation payments owed providers, unpaid pharmacy invoices, and various medically related administrative costs that have been incurred but not paid. We use judgment to determine the appropriate assumptions for determining the required estimates.
     The most important element in estimating our medical care costs is our estimate for fee-for-service claims which have been incurred but not paid by us. These fee-for-service costs that have been incurred but have not been paid at the reporting date are collectively referred to as medical costs that are “Incurred But Not Reported”, or IBNR. We estimate our IBNR monthly using actuarial methods based upon a number of factors. Such factors include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims. Our assessment of these factors is then translated into an estimate of our IBNR liability at the relevant measuring point through the estimation of claims payment completion factors and trended per member per month cost estimates.
     For the fifth month of service prior to the reporting date and earlier, we estimate our outstanding claims liability based upon actual claims paid, adjusted for estimated completion factors. Completion factors seek to measure the cumulative percentage of claims expense that will have been paid for a given month of service as of the reporting date based on historical payment patterns.
     The following table reflects the change in our estimate of claims liability as of September 30, 2007 that would have resulted had we changed our completion factors for the fifth through the twelfth months preceding September 30, 2007 by the percentages indicated. A reduction in the completion factor results in an increase in medical claims liabilities. Our Utah HMO is excluded from these calculations, as the majority of the Utah business is conducted under a cost reimbursement contract. Dollar amounts are in thousands.

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

(Decrease) Increase in	Increase (Decrease) in
Estimated	Medical Claims and
Completion Factors	Benefits Payable
(6)%	$41,586
(4)%	27,724
(2)%	13,862
2%	(13,862)
4%	(27,724)
6%	(41,586)
     For the four months of service immediately prior to the reporting date, actual claims paid are not a reliable measure of our ultimate liability, given the inherent delay between the patient/physician encounter and the actual submission of a claim for payment. For these months of service, we estimate our claims liability based upon trended per member per month (PMPM) cost estimates. These estimates are designed to reflect recent trends in payments and expense, utilization patterns, authorized services, and other relevant factors. The following table reflects the change in our estimate of claims liability as of September 30, 2007 that would have resulted had we altered our trend factors by the percentages indicated. An increase in the PMPM costs results in an increase in medical claims liabilities. Our Utah HMO is excluded from these calculations, as the majority of the Utah business is conducted under a cost reimbursement contract. Dollar amounts are in thousands.

(Decrease) Increase in	(Decrease) Increase in
Trended Per member Per Month	Medical Claims and
Cost Estimates	Benefits Payable
(6)%	$(22,782)
(4)%	(15,188)
(2)%	(7,594)
2%	7,594
4%	15,188
6%	22,782
     Assuming a hypothetical 1% change in completion factors from those used in our calculation of IBNR at September 30, 2007, net income for the year ended September 30, 2007 would increase or decrease by approximately $4.3 million, or $0.15 per diluted share, net of tax. Assuming a hypothetical 1% change in PMPM cost estimates from those used in our calculation of IBNR at September 30, 2007, net income for the year ended September 30, 2007 would increase or decrease by approximately $2.4 million, or $0.08 per diluted share, net of tax. The corresponding figures for a 5% change in completion factors and PMPM cost estimates would be $21.4 million, or $0.76 per diluted share, net of tax, and $11.8 million, or $0.41 per diluted share, net of tax, respectively.
     Because significant increases to prior period claims reserves could trigger material decreases in reported earnings for the period in which the adjustment is made, our estimates of completion factors and trended per member per month IBNR include a further reserve for adverse claims development, and an estimate of the administrative costs of settling all claims incurred through the reporting date. This reserve for adverse claims development and administrative costs is based on the same factors referenced above that we consider in setting our estimate of completion factors and PMPM cost estimates. The absence of adverse claims development will lead to the recognition of a benefit from prior period claims development in the period subsequent to date of the original estimate. However, that benefit will affect current period earnings only to the extent that the replenishment of the reserve for adverse claims development is less than the benefit recognized in the current period relating to the development of reserves from the prior period.

Mr. James B. Rosenberg
Securities and Exchange Commission
January 11, 2008

     We seek to maintain a consistent claims reserving methodology across all periods. Accordingly, any prior period benefit from an un-utilized reserve for adverse claims development is likely to be offset by the establishment of a new reserve in an approximately equal amount (relative to premium revenue, medical expense, and medical claims liability) in the current period, and the impact on earnings for the current period will likely be minimal.
     On a monthly basis we review and update our estimated IBNR liability and the methods used to determine that liability. Any adjustments, if appropriate, are reflected in the period known. While we believe our current estimates are adequate, we have in the past (most recently during the second quarter of 2005) been required to increase significantly our claims reserves for periods previously reported and may be required to do so again in the future. Such significant increases to prior period claims reserves will materially decrease reported earnings for the period in which the adjustment is made.
     The following table shows the components of the change in our medical claims and benefits payable for the nine months ended September 30, 2007 and 2006. The negative amounts displayed for “components of medical care costs related to prior years” represent the amount by which our original estimate of claims and benefits payable at the beginning of the period exceeded the actual amount of the liability based upon information (principally the payment of claims) developed since that liability was first reported. The benefit of this prior period development may be offset by the addition of a reserve for adverse claims development when estimating the liability at the end of the period (captured as a “component of medical care costs related to current year”). Dollar amounts are in thousands.

	Nine Months Ended September 30,
	2007	2006
Balances at beginning of period	$290,048	$217,354
Medical claims and benefits payable from business acquired	—	22,536
Components of medical care costs related to:
Current year	1,568,949	1,254,174
Prior years	(49,705)	(38,342)

Total medical care costs	1,519,244	1,215,832
Payments for medical care costs related to:
Current year	1,278,321	1,017,923
Prior years	222,249	180,872

Total paid	1,500,570	1,198,795

Balances at end of period	$308,722	$256,927

Benefit from prior period as a percentage of premium revenue	2.8%	2.7%
Benefit from prior period as a percentage of balance at beginning of period	17.1%	17.6%
Benefit from prior period as a percentage of total medical care costs	3.3%	3.2%
Days in claims payable	54	54
Number of members at end of period	1,070,000	1,015,000
Number of claims in inventory at end of period (1)	179,186	246,435
Billed charges of claims in inventory at end of period (in thousands) (1)	$231,753	$234,494
Claims in inventory per member at end of period (1)	0.17	0.26

(1)	2006 claims data excludes information for Cape Health Plan membership of approximately 85,000 members. Cape membership was processed on a separate claims platform through September 30, 2007.